Exhibit 99.3

P R E S S  R E L E A S E

For immediate release	19 September 2003

CADBURY SCHWEPPES ANNOUNCES GUARANTEED SENIOR NOTE OFFERING

Cadbury Schweppes announces that its subsidiary, Cadbury Schweppes US Finance LLC, is making a two tranche dollar denominated offering of guaranteed senior notes. The Company expects to complete the offering in the near future. Proceeds from the transaction will be used to repay outstanding indebtedness under Cadbury Schweppes Finance plc's commercial paper programmes incurred in connection with the Adams acquisition.

The issue will be fully and unconditionally guaranteed by Cadbury Schweppes plc. The securities offered have not been registered under the US Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. Accordingly, the securities will be offered and sold only (1) inside the United States to Qualified Institutional Buyers ("QIB's") in compliance with Rule 144A under the Securities Act and (2) outside the US in offshore transactions as defined under Regulation S under the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy debt securities in the US or any other jurisdiction.

Ends

For further information:

Cadbury Schweppes plc:	020-7409-1313
http://www.cadburyschweppes.com
Bond and Equity Enquiries	020-7830-5095
Sally Jones
Marie Wall
Media Enquiries	020-7409 1313
Sarah Pelling
The Maitland Consultancy	020-7379-5151
Angus Maitland
Philip Gawith